SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2005 with the report for the three-month period ended on September 30, 2005 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 11, 2005, the Company reported its Financial Statements for the three month period ended on September 30, 2005 and 2004:

	09/30/05	09/30/04
Ordinary Period Result
(three month period): profit	9,299,827	2,464,375
Extraordinary Period Result
(three month period): profit - lose	—	—
Period Profit	9,299,827	2,464,375

• Net Assets Composition:
Authorized capital	78,042,363	77,898,379
Integral adjustment of capital	84,620,909	84,620,909
Premium on shares and on shares negotiation	522,805,043	522,805,043
Technical revaluations	3,952,571	3,952,571
Legal reserve	8,992,468	8,050,591
Retained earnings	101,894,046	80,640,734
Total Net Assets	800,307,400	777,968,227

We inform that at the moment of the end of the Financial Statements period the authorized capital of the Company is $78,042,363.- Its share composition is divided in 780,423,632 of non endorsable registered common stock of face value $0,10 each, and with right to 1 vote each, according to the following detail:

• IRSA Inversiones y Representaciones Sociedad Anónima	47,992,577	61.5%
• Parque Arauco S.A.	23,111,695	29.6%
• Other Shares	6,938,091	8.9%

If all the holder of Company’s Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 214,921,524, all those non endorsable registered common stock of V$N 0,10 each, and with right to 1 vote each, according to the following detail:

• IRSA Inversiones y Representaciones Sociedad Anónima	139,874,846	65.1%
• Parque Arauco S.A.	67,904,386	31.6%
• Other shares	7,142,293	3.3%

For this calculation, the conversion price considered was 1 divided the exchange rate at the end of the period.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: November 11, 2005